SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

(Convenience Translation into English from the
original previously issued in Portuguese)

Embratel
Participações S.A.

Financial Statements for the Years Ended
December 31, 2003 and 2002 and
Report of Independent Public Accountants

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the original previously issued in Portuguese. See Note 31 to the financial statements)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
Embratel Participações S.A.
Rio de Janeiro – RJ

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Embratel Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian reais prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audits were conducted in accordance with auditing standards generally accepted in Brazil and comprised: (a) planning of the work, taking into consideration the materiality of balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, of the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates made by the Company’s management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders’ equity (Company), and the changes in their financial position for the years then ended in accordance with Brazilian accounting practices.

4.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 17, 2004

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Auditores Independentes	Accountant
CRC-SP 011609/O-S-RJ	CRC-SP 124669/O-S-RJ

(Convenience Translation into English from the original previously issued in Portuguese. See Note 31 to the financial statements.)

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)

		Company		Consolidated

ASSETS	Notes	2003	2002	2003	2002

CURRENT ASSETS		125,722	49,114	4,127,529	3,164,880

Cash and cash equivalents	12	20,856	20,167	1,719,496	886,991
Trade accounts receivable	13	-	-	1,672,037	1,590,996
Deferred and recoverable taxes	14	8,804	28,947	465,719	437,838
Dividends receivable	23.d	85,754	-	-	-
Other current assets		10,308	-	270,277	249,055

NONCURRENT ASSETS		12,516	12,516	1,603,187	1,496,032

Deferred and recoverable taxes	14	-	-	1,151,696	1,185,636
Deposits in court		12,516	12,516	381,561	270,011
Other noncurrent assets		-	-	69,930	40,385

PERMANENT ASSETS		4,863,567	4,717,786	7,237,087	8,184,696

Investments	15	4,863,567	4,717,786	39,888	267,042
Property, plant and equipment	16	-	-	7,194,329	7,795,867
Deferred assets	17	-	-	2,870	121,787

TOTAL ASSETS		5,001,805	4,779,416	12,967,803	12,845,608

(continues)

		Company		Consolidated

LIABILITIES	Notes	2003	2002	2003	2002

CURRENT LIABILITIES		113,572	46,192	3,966,166	5,032,843

Loans and financing	20	-	-	1,217,256	2,566,482
Accounts payable and accrued expenses	18	46	81	1,822,611	1,680,690
Taxes and contributions	19	350	22,635	347,358	252,284
Dividends and interest payable on capital	23.d	95,029	23,466	114,244	37,720
Personnel, charges and social benefits		-	-	87,585	118,075
Employees' profit sharing		-	-	52,107	42,113
Provision for contingencies	21.1	-	-	73,749	53,378
Actuarial liabilities – Telos	22	-	-	64,442	63,973
Related party liabilities	24	6,703	-	11,994	96,671
Other current liabilities		11,444	10	174,820	121,457

NONCURRENT LIABILITIES		13,431	13,431	3,769,095	2,747,000

Loans and financing	20	-	-	3,373,341	2,325,453
Actuarial liabilities – Telos	22	-	-	328,803	338,982
Taxes and contributions	19	12,516	12,516	52,061	55,557
Sundry credits and other liabilities		915	915	14,890	27,008

DEFERRED INCOME		-	-	135,358	121,889

MINORITY INTEREST		-	-	222,382	224,083

SHAREHOLDERS' EQUITY	23	4,874,802	4,719,793	4,874,802	4,719,793

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		2,620,022	1,912,113	2,620,022	1,912,113
Treasury stock		(19,133)	(41,635)	(19,133)	(41,635)
Retained earnings		-	575,402	-	575,402

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,001,805	4,779,416	12,967,803	12,845,608

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais, except for net income (loss) per thousand outstanding shares)

		Company		Consolidated

	Notes	2003	2002	2003	2002

GROSS OPERATING REVENUE

Telecommunications services		-	-	9,177,182	9,482,424
Gross revenue deductions		-	-	(2,133,572)	(2,110,794)

Net operating revenue	5	-	-	7,043,610	7,371,630
Cost of services	6	-	-	(4,715,149)	(5,000,987)

Gross profit		-	-	2,328,461	2,370,643

OPERATING REVENUES (EXPENSES)		220,035	(629,686)	(1,698,228)	(2,059,305)

Selling expenses	7	-	-	(788,949)	(1,095,089)
General and administrative expenses	8	(4,085)	(2,994)	(984,178)	(994,745)
Other operating revenues (expenses), net		(179)	-	74,899	30,529
Equity in income of subsidiaries		224,299	(626,692)	-	-

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		220,035	(629,686)	630,233	311,338
Financial income (expense)	9	3,702	3,476	(159,925)	(1,552,385)

OPERATING INCOME (LOSS)		223,737	(626,210)	470,308	(1,241,047)
Extraordinary non-operating income – ILL	11.2a	-	-	-	198,131
Other non-operating income (expense), net	10	29	(58)	(70,401)	10,989

INCOME (LOSS) BEFORE TAXES
AND MINORITY INTEREST		223,766	(626,268)	399,907	(1,031,927)
Income tax and social contribution	11	527	(77)	(136,906)	414,196
Minority interest		-	-	(39,367)	(8,611)

NET INCOME (LOSS) FOR THE YEAR	23.g	224,293	(626,345)	223,634	(626,342)

QUANTITY OF OUTSTANDING SHARES
(IN THOUSANDS)		333,419,064	332,629,361

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		0.67	(1.88)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)

	Company
		Revenue reserves
				Retention of profits
	Capital Stock paid-in	Legal reserve	Unrealized earnings reserve	Reserve for investments	Treasury shares	Retained earnings	Total

BALANCES AS OF DECEMBER 31, 2001	2,273,913	190,491	1,721,622	-	(41,101)	1,201,747	5,346,672
Repurchase of shares	-	-	-	-	(534)	-	(534)
Loss for the year	-	-	-	-	-	(626,345)	(626,345)

BALANCES AS OF DECEMBER 31, 2002	2,273,913	190,491	1,721,622	-	(41,635)	575,402	4,719,793

Sale (Repurchase) of shares (Note 23.c)	-	-	-	-	22,502	(20,121)	2,381
Prescribed dividends	-	-	-	-	-	14,472	14,472
Realization of unrealized earnings reserve	-	-	(131,472)	-	-	131,472	-
Net income for the year	-	-	-	-	-	224,293	224,293
Destination of profits -
Constitution of legal reserve	-	11,215	-	-	-	(11,215)	-
Proposed dividends	-	-	-	-	-	(86,137)	(86,137)
Constitution of reserve for investments	-	-	-	258,413	-	(258,413)	-
Transfer to reserve for investments	-	-	-	569,753	-	(569,753)	-

BALANCES AS OF DECEMBER 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	-	4,874,802

			2,620,022

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)

	Company		Consolidated

	2003	2002	2003	2002

SOURCES OF FUNDS:
From operations -
Net income (loss) for the year	224,293	(626,345)	223,634	(626,342)
Expenses (revenues) not affecting working capital -
Minority interests	-	-	39,367	8,611
Depreciation	-	-	1,105,973	1,075,128
Amortization	-	-	46,780	67,040
Monetary and exchange variations and other charges on noncurrent liabilities	-	-	(391,756)	1,458,740
Monetary and exchange variations and other revenues from noncurrent assets	-	-	(104)	-
Exchange variation on investments	-	-	48,736	(97,317)
Realization of deferred income	-	-	(20,396)	(19,132)
Reversal of provision for loss of investment	-	-	(10,000)	-
Investment write-off	(29)	60	-	-
Loss on disposal of property, plant and equipment	-	-	21,761	5,887
Loss (gain) on long term hedge contracts	-	-	12,083	(228,536)
Long term deferred income tax and social contribution	-	-	110,456	(696,869)
Actuarial liabilities update – Medical Health Care Plan	-	-	24,959	(16,736)
Loss on deferred assets Acessonet	-	-	101,489	-
Deposits in court	-	-	35,539	-
Pension plan	-	-	46,848	-
Equity in income of subsidiaries	(224,299)	626,692	-	-
Other operating revenues	-	-	(25,798)	(26,445)

	(35)	407	1,369,571	904,029
From third parties -
Increase in noncurrent liabilities -
Taxes and contributions	-	-	-	861
Loans and financing	-	-	2,144,249	722,585
Other liabilities	-	-	4,616	26,093
Transfer from noncurrent to current assets	-	-	82,187	44,075
Transfer from investment to current assets	-	189,274	-
Transfer from property, plant and equipment to current assets	-	-	15,396	-
Reduction in noncurrent assets	-	-	-	181,220
Disposal of property, plant and equipment	-	-	4,784	5,766
Increase in deferred income	-	-	14,485	8,983
Dividends from subsidiary	85,754	-	-	-
Negative goodwill	18,655	-	18,655	-
Disposal of treasury shares	6,666	-	6,666	-
Prescribed dividends	14,472	-	14,472	-
Other	-	-	660	1,479

Total sources of funds	125,512	407	3,865,015	1,895,091

(continues)

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF SOURCES AND APPLICATIONS OF FUNDS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)

	Company		Consolidated

	2003	2002	2003	2002

APPLICATIONS OF FUNDS:
In operations -
Expenses not affecting working capital -
Increase in noncurrent assets	-	-	230,880	125,427
Decrease in noncurrent liabilities	-	-	26,226	173,122
Transfer from current to noncurrent assets	-	-	104,541	-
Additions to investments	25,862	-	-	98
Additions to property, plant and equipment	-	-	546,377	1,034,700
Additions to deferred assets	-	-	2,870	-
Dividends	86,137	-	121,908	23,728
Effect of capital increase in subsidiary
Star One – minority interests	-	-	5,425	5,425
Repurchase of treasury shares	4,285	534	4,285	534
Transfer from noncurrent to current liabilities	-	-	793,177	2,279,763

Total applications of funds	116,284	534	1,835,689	3,642,797

INCREASE (DECREASE) IN NET WORKING CAPITAL	9,228	(127)	2,029,326	(1,747,706)

VARIATIONS OF NET WORKING CAPITAL:

CURRENT ASSETS:
At beginning of the year	49,114	49,236	3,164,880	3,377,607
At end of the year	125,722	49,114	4,127,529	3,164,880

	76,608	(122)	962,649	(212,727)

CURRENT LIABILITIES:
At beginning of the year	46,192	46,187	5,032,843	3,497,864
At end of the year	113,572	46,192	3,966,166	5,032,843

	67,380	5	(1,066,677)	1,534,979

INCREASE (DECREASE) IN NET WORKING CAPITAL	9,228	(127)	2,029,326	(1,747,706)

The accompanying notes are an integral part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(In thousands, except as indicated otherwise)

1. HISTORY AND OPERATING OVERVIEW

Embratel Participações S.A. (“Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda., Brazilian subsidiary of WorldCom, Inc. (“MCI”).

As of June 29, 2001, Startel Participações Ltda., which held 19.26% of the Company’s capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company’s capital stock.

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel. Embratel provides mainly international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The assured right to renewing this license for an additional 20-year term, at cost to the Company, and is subject to Anatel’s regulations.

The businesses of the Company and its subsidiaries are regulated by Anatel (Agência Nacional de Telecomunicações), which is the regulatory authority for the Brazilian telecommunications market, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, as the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at cost to the Company, for an additional 15-year term, subject to Anatel’s regulations.

On August 15, 2002, Anatel authorized the subsidiary Embratel to operate indefinitely Switched Fixed Telephony Services (STFC), for local services. This authorization is for operations in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the Brazilian domestic territory. The subsidiary Embratel started rendering those services effective in December 2002.

As from July 6, 2003, users of the Personal Cellular Service (PCS) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre and post-paid calling cards for cellular phones. Embratel also permits customers making from cellular phones to be charged through the normal invoice made by the cellular operators.

The subsidiary Embratel incorporated, on August 18, 2003, Click 21 Comércio de Publicidade Ltda., to provide Internet access and products for residential customers and small companies, offering a complete solution for their Internet needs through a single provider, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

On December 2, 2003, the acquisition of Vésper Holding S.A. and of Vésper Holding São Paulo S.A. as well as their respective subsidiaries (Vésper S.A. e Vésper São Paulo S.A.), was concluded. The latter two companies operate local services in the regions of São Paulo (Region III) and in North-Northeastern Brazil (Region I). Vésper provides local telephony services in 17 Brazilian states and its licenses reach 76% of the country’s population. Besides offering an alternative choice of local telecommunications provider for corporate customers, this acquisition strengthens and broadens the Company’s strategy to offering local telephony and broadband access for small businesses and the consumer market.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements as of December 31, 2003 and 2002 were prepared in accordance with accounting practices adopted in Brazil, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

Certain reclassifications were made in the financial statements related to the year ended December 31, 2002, in order to present them consistently with reported 2003 figures.

3. PRINCIPAL ACCOUNTING PRACTICES

a) Cash and Cash Equivalents

Refer to highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value, when applicable.

b) Trade Accounts Receivable

Refer primarily to the amounts receivable from long distance domestic and international telecommunication, billed and/or unbilled at the closing dates of the financial statements, as well as amounts receivable from data services and other services.

Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c) Foreign Currency Transactions Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Financial Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d) Investments

Refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to holdings in international satellite companies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

The accounting practices of overseas subsidiaries are the same as those of the Company.

e) Property, Plant and Equipment

Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995, and adjusted to its net recoverable amounts, when applicable.

The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates used are shown in Note 16.

Expenses for maintenance and repair are expensed as incurred. Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

Fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest established in contracts, and, where applicable, exchange variations.

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. have recorded their operating licenses (authorizations) at their acquisition cost, plus financial charges from loans until the start-up of operations, net of amortizations calculated as from the start-up (February 2000) under the straight-line method, based on the original 20-year terms for the authorizations (to be amortized through April 2019), and adjusted to their net recoverable amounts.

f) Deferred Assets

The December 31, 2003 deferred assets refer to pre-operational expenses recorded in subsidiaries Click21 Comércio de Publicidade Ltda., Vésper São Paulo S.A. and Vésper S.A. The balances in subsidiaries Vésper São Paulo S.A. and Vésper S.A. are adjusted to their net recoverable amounts and amortized over 5 years.

The 2002 deferred assets refer to the goodwill associated with the acquisition of the merged subsidiary Acessonet Ltda., which was being amortized over 5 years. This balance was written-off during 2003 (Note 17).

g) Loans and Financing

Loans and financing include accrued interest and are updated based on exchange or monetary variation through the closing dates of the balance sheets, according to the terms of each agreement.

h) Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, according to rules established by CVM Instruction No. 371/02, and are described in Notes 11, 14 and 19, based on the assumption of its future realization.

i) Provision for Contingencies Recorded by the probable amount for losses, according to the nature of each contingency. The basis and nature of the provisions are described in Note 21.1.

j) Actuarial Liabilities - Telos

The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Contributions to the plans are determined according to actuarial calculations and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were integrally recognized in financial statements as from December 31, 2001.

k) Deferred Income

This amount is mainly related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

The 2003 balance also includes the negative goodwill recorded on the acquisition of the subsidiaries Vésper São Paulo S.A. and Vésper Holding S.A.

l) Revenue Recognition

Revenues from telecommunications services are recognized using the accrual method of accounting, after deducting an estimate for billing problems or disputes. Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made (Note 5).

m) Financial Income (Expense)

Represents interest and exchange and monetary variations resulting from financial investments, loans and financing and other assets and liabilities subject to monetary updates on an accrual basis. Additionally, comprises banking and fiduciary letters charges, as well as PIS and COFINS levies on financial income and CPMF (check banking tax).

Banking and fiduciary letters charges, PIS and COFINS levies on financial income and CPMF, recorded as general and administrative expenses in the income statements for the year ended December 31, 2002, were reclassified for better comparability (Note 9).

n) Employees' Profit Sharing

The subsidiaries Embratel and Star One have provided for employees’ profit sharing, calculated based on corporate and individual goals, and payment of which is subject to approval by the General Meeting of Shareholders. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiaries recorded that expense to operational expenses in the statements of income (R$49,587 and R$31,302 for the periods ended December 31, 2003 and 2002, respectively).

Management profit sharing information is included in Note 27 under the heading Director’s Fees.

o) Minority Interests

Refers to the minority shareholders’ interests in subsidiaries Embratel and Star One.

p) Income (Loss) per Thousand Shares

Income (loss) per thousand shares is calculated based on the number of shares outstanding at the balance sheets date.

q) Use of Estimates

Management is required to make estimates and assumptions related to the recording and disclosure of assets and liabilities, revenues and expenses, on the financial statements. Actual results may differ from those estimates and assumptions.

4. CONSOLIDATION PROCEDURES

In the consolidated financial statements, the following items are eliminated: investments in subsidiaries against the respective shareholders’ equity, unrealized intercompany profits and losses, when applicable, equity results, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities, as well as the minority interest shown separately in results and in shareholders’ equity.

The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, through direct or indirect participation in voting capital share, as follows:

	Voting capital stock

	Direct and/or indirect participation (%)

	2003	2002

Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	-
Click 21 Comércio de Publicidade Ltda. (Note 1)	100.0	-
Vega 21 Participações Ltda. (1)	100.0	-
Vetel 21 Participações Ltda. (1)	100.0	-
Vésper Holding S.A. (Note 1)	100.0	-
Vésper São Paulo Holding S.A. (Note 1)	100.0	-
Participation Investment, Inc. (2)	100.0	-
Embratel Clearinghouse Ltda. (Note 15)	-	100.0

(1) On October 23, 2003, the subsidiary Embratel incorporated Vega 21 Participações Ltda. and Vetel 21 Participações Ltda., for the purpose of participating in the capital share of other companies, entities, associations or consortia, in Brazil and abroad.

(2) During 2003, the subsidiary Embratel incorporated the subsidiary Participation Investment, Inc., located in Delaware, United Stares of America, for the purpose of investing and/or controlling investments.

5. NET OPERATING REVENUE

	Consolidated

	2003	2002

Voice
Domestic long-distance	4,051,721	4,356,796
International long-distance (*)	856,585	931,266

	4,908,306	5,288,062
Data & Internet
Corporate and other	1,658,908	1,756,507
Telecommunications companies	97,236	75,932

	1,756,144	1,832,439

Other services	379,160	251,129

Total	7,043,610	7,371,630

(*) During the year ended December 31, 2003, the Company adopted the procedure of reporting international long-distance revenues gross of the amounts payable to foreign administrators (settlement) for the cost of services, now charged to cost of services. Previously, these revenues were reported net of settlement. Such change aims to align the Company’s procedures with the recent changes in the telecommunications market practices. Although this change does not affect reported gross profit, and the practice previously adopted by the Company is in accordance with the previous market practice, the current procedure is considered as preferential since it facilitates comparability with other companies of the sector.

As a result of this change, gross and net international long-distance revenues of the year ended December 31, 2002, as well as the cost of services in the same period, were reclassified, for better comparability.

6. COST OF SERVICES

	Consolidated

	2003	2002

Interconnection/facilities	(3,233,979)	(3,538,843)
Depreciation and amortization	(977,864)	(981,351)
Personnel	(214,801)	(228,045)
Third-party services (*)	(222,558)	(204,281)
Other	(65,947)	(48,467)

Total	(4,715,149)	(5,000,987)

(*) Refers substantially to maintenance of telecommunications equipment and public services (energy).

The interconnection costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution No. 33, effective since April 1, 1998.

7. SELLING EXPENSES

	Consolidated
	2003	2002

Allowance for doubtful accounts	(353,142)	(627,136)
Personnel	(238,892)	(246,668)
Third-party services (*)	(180,156)	(207,335)
Depreciation and amortization	(4,173)	(3,484)
Other	(12,586)	(10,466)
Total	(788,949)	(1,095,089)
(*) Refers substantially to marketing, advertisement, advisory and consulting expenses.

8.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2003	2002	2003	2002

Third-party services (*)	(3,318)	(2,574)	(500,524)	(554,111)
Depreciation and amortization	-	-	(170,716)	(157,333)
Personnel	(253)	(325)	(141,742)	(134,843)
Taxes	(509)	(92)	(73,153)	(80,121)
Employees' profit sharing	-	-	(49,587)	(31,302)
Other	(5)	(3)	(48,456)	(37,035)
Total	(4,085)	(2,994)	(984,178)	(994,745)
(*) Refers substantially to maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

9.  FINANCIAL INCOME (EXPENSE)

	Company		Consolidated
	2003	2002	2003	2002
Financial income-
Interest on temporary investments and other	4, 383	3, 640	244,154	181,622
Monetary variation – credit	-	-	1,258	396
Exchange variation – (assets)	5	-	(105,557)	337,175
Subtotal	4,388	3,640	139,855	519,193
Financial expense-
Financial charges and other (*)	(686)	(164)	(510,340)	(441,760)
Monetary variation – charge	-	-	(53,064)	(41,652)
Exchange variation – (liabilities)	-	-	263,624	(1,588,166)
Subtotal	(686)	(164)	(299,780)	(2,071,578)
Total	3,702	3,476	(159,925)	(1,552,385)
(*) Other financial expenses refer to banking and fiduciary letters charges, PIS and COFINS levies on financial income and CPMF, totaling R$351 – company – and R$75,009 – consolidated – in the year ended December 31, 2003 (R$164 – company – and R$95,370 – consolidated – in the year ended 2002) (Note 3.m).

In 2003, the US dollar devalued by 18.23% (valuation of 52.27% in 2002) against the Brazilian real, and the Japanese Yen devalued by 9.48% against the Brazilian Real (valuation of 68.54% in 2002), resulting in a recovery of exchange variation income in the amount of R$263,624 in the year (exchange variation charges of R$1,588,166 in 2002), net of losses on hedge contracts recorded during the year, in the amount of R$409,938 (income of R$703,474 in 2002).

10. OTHER NON-OPERATING INCOME (EXPENSE), NET

	Consolidated
	2003	2002
Revenues
Proceeds from sale of permanent assets	4,784	5,766
International consortia	1,032	6,888
Sale of investments (Note 15)	92,808	-
Other	19,591	17,688
Expense
Write-off of permanent assets (*)	(143,637)	(11,653)
Withholding income tax on remittances to foreign Telecommunications companies (Note 21.1 c.1)	(39,462)	-
Other	(5,517)	(7,700)
Total	(70,401)	10,989
(*) On March 24, 2003, the principal customer acquired with the purchase of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with the subsidiary Embratel. During the second quarter of 2003, this customer began disconnecting several circuits which were being provided based on the aforementioned contract. Consequently, in June 2003, the subsidiary Embratel opted for the write-off of the unamortized balance of goodwill related to Acessonet, resulting in a charge of R$101,489 under this heading.

Additionally, the loss arising from the sale of Intelsat, in the amount of R$18,679 is also recorded under this heading, as mentioned in Note 15.

11. INCOME TAX AND SOCIAL CONTRIBUTION ON PROFITS

The Company and its subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their taxable income, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 19).

Tax legislation introduced in 1995 (Law No. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On December 31, 2003, the subsidiary Embratel had R$1,074,911 of tax losses and R$947,866 of negative basis of social contribution (on December 31, 2002, R$1,079,118 in tax losses and R$949,040 of negative basis of social contribution).

The subsidiaries Vésper S.A. and Vésper São Paulo S.A. altogether had, as of December 31, 2003, approximately R$4,552,299 in tax losses and negative basis of social contribution. Due to the fact that the two subsidiaries do not have taxable income, and there are uncertainties about the realization of tax credits, such corresponding credits were not recognized in the financial statements.

11.1.- Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income (expense) tax and social contribution for the years ended December 31, 2003 and 2002 totals R$(90,172) and R$437,327, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 14).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Company		Consolidated
	2003	2002	2003	2002
Current
Social contribution	(86)	(27)	(12,021)	(6,123)
Income tax	(225)	(50)	(34,713)	(17,008)
Total current expense	(311)	(77)	(46,734)	(23,131)
Deferred
Social contribution	222	-	(24, 420 )	115,696
Income tax	616	-	(65,752)	321,631
Total deferred income (expense)	838	-	(90,172)	437,327
Total	527	(77)	(136,906)	414,196

The current income tax and social contribution expense, reported in the consolidated statements of income for the years ended December 31, 2003 and 2002, arises substantially from the subsidiary Star One.

11.2.- Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated
	2003	2002	2003	2002

Income (Loss) before taxes and minority interest	223,766	(626,268)	399,907	(1,031,927)
Social contribution income (loss) at nominal rate	(20,139)	56,364	(35,991)	92,873
Adjustments to obtain effective rate
Social contribution on amortization of goodwill from merger	-	-	(2,380)	(2,380)
Financial charges not deductible	-	-	-	4,981
Favorable decision on ILL lawsuit (note 11.2.a)	-	-	-	12,961
Sundry permanent additions and exclusions (*)	20,275	(56,391)	1,930	1,138
Social contribution credit(expense) per statement of income	136	(27)	(36,441)	109,573
Income tax income (expense) at nominal rate	(55,942)	156,567	(99,976)	257,982
Adjustments to obtain effective rate
Income tax on amortization of goodwill from merger	-	-	(6,611)	(6,611)
Financial charges	-	-	-	13,837
Favorable decision on ILL lawsuit (note 11.2.a)	-	-	-	36,002
Sundry permanent additions and exclusions (*)	56,333	(156,617)	6,122	3,413
Corporate income tax credit (expense) on statement of income	391	(50)	(100,465)	304,623
Income tax and social contribution per statement of income	527	(77)	(136,906)	414,196
(*) Sundry permanent additions and exclusions at the Company are substantially related to equity method results on investments.

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

a) Recovery of Tax on Net Income ( ILL )

From 1989 through 1992, the Federal Government imposed a tax on profit ( ILL  – Imposto sobre o Lucro Líquido). During this period, the Company regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the Company filed a lawsuit, and obtained an injunction in order to get a tax credit. This amount was offset against income tax that Embratel would have paid from May 1999 to July 2001.

Upon making this offset, Embratel did not credit the amounts offset to income statement as the offset was still subject to final decision by a higher court. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right of offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that the Supreme Court is no longer accepting appeals on this issue, the Company decided to recognize in 2002 as extraordinary income the related amounts described below.

Consolidated
2002

Reversal due to favorable decision on ILL suit (principal and monetary restatement)	144,006
Financial expenses reversal	54,125
Total	198,131

12. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	2003	2002	2003	2002

Cash and bank deposits	742	33	177,107	268,837
Foreign short-term investments	-	-	334,258	292,164
Marketable securities	20,114	20,134	1,208,131	325,990
Total	20,856	20,167	1,719,496	886,991

Marketable securities are represented primarily by investment funds quotas and fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications, and, as of December 31, 2003, from amounts received in connection with the sale of Intelsat Ltd. and Inmarsat Ventures PLC. (Note 15).

13. TRADE ACCOUNTS RECEIVABLE

	Consolidated
	2003	2002

Voice services	2,799,273	2,676,977
Data, telecom operators and other services	619,924	585,377
Foreign administrators	179,266	319,126
Subtotal	3,598,463	3,581,480
Allowance for doubtful accounts	(1,926,426)	(1,990,484)
Total	1,672,037	1,590,996

The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of December 31, 2003 and 2002 refers substantially to provisions for amounts over 120 days past due on voice services.

During 2003, the Company continued making significant investments in measures to improve its collection rate and also continued to manage calls more aggressively so as to ensure that non-payers were prevented from using its network. These investments have resulted in a decrease in doubtful accounts charges. In the year ended December 31, 2003, such charges decreased by R$273,994, as compared to 2002.

In 2002, the Company implemented a new call management system, known as “Infusion”, which improves its ability to filter calls. Currently, all calls passing through its switches are filtered by a centralized database that instructs the switch how to treat the call. Both outbound and collect calls to a non-paying number may be interrupted. In addition, such calls may now be automatically routed to a call center so that the Company may request additional information from the customer prior to completion of calls.

During 2002, the Company signed co-billing agreements with local phone service providers. This consists of invoicing customers for services rendered by the subsidiary Embratel on the same bill which is used by the local phone company to charge for its own services.
Co-billing is a billing alternative which the subsidiary Embratel offers to its customers to make the payment easier, and may also contribute to improve collections as the procedure is more widely implemented.

These measures enabled the Company to reach a high level of capacity for managing calls and collections, with a positive impact on collections.

14. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	2003	2002	2003	2002
Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment	-	-	15,420	17,732
Tax losses	-	-	268,728	269,779
Negative basis of social contribution	-	-	85,307	85,414
Allowance for doubtful accounts	-	-	564,465	674,171
Goodwill on the acquisition of investment	-	-	17,983	26,974
	1,872	1,872	30,403	30,402
Other deferred taxes (provisions)	838	-	170,488	140,482
Withholding income tax (IRRF)	5,533	26,979	87,128	75,012
Recoverable income tax/social contribution	561	96	40,055	15,133
Value-added goods and services tax – ICMS	-	-	276,821	262,564
Other	-	-	60,617	25,811
Total	8,804	28,947	1,617,415	1,623,474
Current	8,804	28,947	465,719	437,838
Noncurrent	-	-	1,151,696	1,185,636

As part of the agreement for the sale of a minority shareholding in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new minority shareholder) was merged into Star One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$17,983 as of December 31, 2003 (R$26,974 as of December 31, 2002) resulted from that merger, and were recognized in Star One's financial statements as a deferred asset and with a corresponding credit to a special reserve for goodwill in the shareholders' equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

a) Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b) Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

c) Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

CVM Instruction No. 371 establishes cumulative conditions for recording and maintenance of deferred assets arising from temporary differences and tax losses and negative basis of social contribution, as follows:

  Presentation of historical profitability through generation of taxable income in, at least, three of five tax periods, or presentation of actions implemented for generation of taxable income in the future; and
  Presentation of expectation of generation of taxable income in the future. The projected income has to be discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

The Company's financial projections, which were approved by the Company's Board of Directors and reviewed by the Company's Fiscal Counsel, indicate the full recovery of the amounts recognized by the subsidiaries within the period defined by this Instruction.

The referred financial projections to support the maintenance of the recorded amounts correspond to the best Management estimates on the future conditions of the Company. Due to the nature of prospective information and the inherent uncertainties of information based on future events, mainly considering the market in which the Company operates, there may be significant differences between the actual results and those shown by the financial projections.

The table below shows the schedule for realization of deferred fiscal assets recorded in the subsidiary Embratel:

Year/Period

2004	162,900
2005	190,932
2006	251,540
2007	233,697
2008	164,789
2009 through 2011	121,147
Total	1,125,005

In order to comply with Article 7.I, of CVM Instruction No. 371, the subsidiary Embratel did not recognize deferred tax assets in the approximate amount of R$66 million originated from temporary differences, because, according to the Company's estimates, the future realization of these credits is expected to occur after 10 years.

The Company's Management is monitoring the evolution of deferred tax assets arising from temporary differences and tax losses and negative basis of social contribution. Hence, the Company is aware that, should future analysis and forecasts indicate that profitability will not be sufficient to recover the full amount of the assets, it may be forced to write off part of the credit recorded. However, some measures have already been or are being taken by the Company's Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

  Better management of services, seeking to improve collectability of revenues and reducing costs associated with high bad debt rates (Note 13);
  Launching of operations in the local telephony market as from December 2002 (Note 1);
  Roll-over of debt with financial institutions (Note 20); and
  Continuing efforts to reduce operational costs.

15 .INVESTMENTS

	Copany
	2003	2002
Investments - at equity-
Empresa Brasileira de Telecomunicações S.A.	4,863,557	4,717,805
Ponape Telecomunicações Ltda.	10	10
Vésper Holding S.A.	12,252	-
Vésper Holding São Paulo S.A.	6,403	-
Other	-	(29)
	4,882,222	4,717,786
Negative goodwill on acquisition of investments-
Vésper Holding S.A. and Vésper Holding São Paulo S.A.	(18,655)	-
Total	4,863,567	4,717,786

Details of the investment in the subsidiary Embratel as of December 31, 2003 and 2002 are as follows:

	Copany
	2003	2002

Paid-in capital stock	2,700,000	2,700,000
Shareholders equity	4,923,982	4,776,419
Book value per thousand shares – expressed in reais	1,042.37	1,011.13
Net income (loss) for the year	233,715	(634,667)
Total number of shares (in thousands)	4,723,844	4,723,844
Quantity of shares held (in thousands)	4,665,875	4,665,875
Direct share	98.77%	98.77%
Equity method results (*)	230,847	(626,697)
Book value of investment	4,863,557	4,717,805
Dividends	85,754	-

(*) In the Company, equity in income in subsidiaries comprise principally the Company's share in the results of its subsidiary Embratel, but also its share in the results of other subsidiaries, in the amount of R$(6,458) and R$(5) for the years ended December 31, 2003 and 2002, respectively.

The consolidated investments as of December 31, 2003 and 2002, in the amount of R$39,888 and R$267,042, respectively, refer substantially to interests in international satellite companies.

During 2003, the subsidiary Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of sale	Balance of investment	Sale amount	Gain (loss)

Intelsat Ltd.	July	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October	2,946	46,161	43,215
Inmarsat Ventures PLC	December	37,664	86,366	48,702
Telecommunications Companies	December	6,386	7,277	891

Acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A.

On September 25, 2003, Vésper Hol7ding Ltda, Qualcomm do Brasil Ltda. and Embratel Participações S.A. signed an agreement for transferring the ownership interest in Vésper (“Share Purchase Agreement”) to the Company. This agreement had certain terms, the so-called precedent terms, which would need to be carried out in order to conclude this transaction. Among those terms were the approval by Anatel's Board of Directors, which occurred on November 19, 2003, and the execution of certain operations involving the Company, the shareholders, certain vendors and creditors, which occurred through December 2, 2003, when the transfer of the ownership interest was accomplished. The Company recognized negative goodwill on this acquisition in the amount of R$18,655.

16. PROPERTY, PLANT AND EQUIPMENT

		Consolidated
		2003			2002
	Annual depreciation/ amortization rates (%)	Cost	Accumulated depreciation/ amortization (6)	Net book value	Net book value

Switching equipment	10.00 (5)	2,645,371	(1,028,923)	1,616,448	1,290,154
Transmission equipment	5.00 to 20.00 (5)	9,296,320	(4,805,845)	4,490,475	3,996,919
Buildings and ducts	4.00	1,353,814	(697,026)	656,788	633,867
Land	-	190,495	-	190,495	189,869
Other assets-
Sundry equipments (1)	10.00 and 20.00	707,741	(472,424)	235,317	210,010
Intangible (2)	4.00 to 20.00	1,276,760	(638,579)	638,181	459,637
Telecommunications Infrastructure	4.00, 5.00 and 10.00	830,659	(500,849)	329,810	199,706
Operating license (3)	20.00	33,463	(29,104)	4,359	-
Impairment of assets (4)	-	(1,389,421)	-	(1,389,421)	-
Construction in progress	-	421,877	-	421,877	815,705
Total		15,367,079	(8,172,750)	7,194,329	7,795,867

(1) Vehicles, IT infrastructure, furniture and fixtures.

(2) Software licenses and rights of way.

(3) Refers to the cost of the operating license (authorization) acquired by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. for providing switched fixed telephony services to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous exploitation of the local modality is mandatory. The term of the authorization is for 20 years, as from the grant date of the authorization for the use of radio-frequency (starting February 4, 1999), renewable at a fee for one subsequent period only.

(4) On November 30, 2003, subsidiaries Vésper São Paulo S.A. and Vésper S.A. evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on its analysis of the future cash flow generating capacity of these assets, the Company’s management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided to set up this impairment provision.

(5) The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment, and, consequently, since January 2003 switching equipment have been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables (classified as transmission equipment) have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002).

(6) As of December 31, 2003, fully depreciated assets amount to R$2,390,714 (R$1,701,506 on December 31, 2002).

a) Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services, as mentioned on Note 1, foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

The General Telecommunications Law established that such reversible assets be used in services provided under concession, and prohibits their removal, disposal, assignment or use in guarantee of mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of December 31, 2003, the Company had real estate and other fixed assets, in the amount of R$704,501 (R$416,627 on December 31, 2002) listed and/or designated as guarantees in judicial claims.

c) Construction of the C-1 Satellite

In 2001, the subsidiary Star One S.A. signed with Alcatel Space Industries (ASI) an agreement for construction of the satellite C-1. The cost of the project was of US$126,105, and, according to the original 32-month schedule, it would be completed in 2005. On December 31, 2003, the amount of R$189,539 (R$115,973 on December 31, 2002) related to this agreement, is recorded under the heading of Construction in Progress.

In November 2002, the subsidiary Star One and the contractor agreed to revise technical specifications of satellite C- 1, in order to optimize the benefits of this investment. During the period of revisions of those specifications, the contractor worked only on the items not affected by possible changes.

In May 2003, the subsidiary Star One signed an amendment to the current agreement for the acquisition in orbit of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000. The satellite will have 28 C band and 14 Ku band transponders.

The agreements entered into force on September 30, 2003, and the term for delivery of the satellite in orbit and of the earth control station is 30 (thirty) months. The launching of the satellite is scheduled to occur at the beginning of 2006.

The amendment provides that, if the construction of satellite C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

17. DEFERRED ASSETS

	Consolidated

	2003	2002

Pre-operating expenses	168,467	-
Impairment provision	(42,787)	-
Goodwill on acquisition of subsidiary	-	202,978
Accumulated amortization	(122,810)	(81,191)

Net book value	2,870	121,787

On July 23, 2001, the subsidiary Acessonet Ltda. was merged into the subsidiary Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically supported by forecast future profits, the subsidiary Embratel transferred the goodwill arising upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

On March 24, 2003, the principal customer obtained through the acquisition of Acessonet Ltda. filed a lawsuit requesting the interruption of its long-term contract signed with the subsidiary Embratel, which decided to write-off the unamortized goodwill balance, as described in Note 10.

The impairment provision for deferred assets refers to the pre-operating expenses of subsidiaries Vésper São Paulo S.A. e Vésper S.A., acquired on December 2, 2003.

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Consolidated

	2003	2002

Suppliers	1,439,149	1,238,376
Foreign administrators	226,148	326,306
Consignment for third-parties/other	157,314	116,008

Total	1,822,611	1,680,690

19. TAXES AND CONTRIBUTIONS

	Company		Consolidated

	2003	2002	2003	2002

Indirect taxes
ICMS (value-added tax)	-	-	134,325	57,479
PIS/Cofins (social/finance contributions)	122	17	47,245	26,583
PIS/Pasep - in suspension	-	-	132,301	112,034
PIS/Cofins - judicial deposit in court	12,516	12,516	15,030	15,030
ISS (municipal service tax)	-	-	9,675	7,786
Other	20	2	21,694	19,113

Income taxes
IRRF	-	22,601	338	29,213
Income tax – estimate	152	6	455	306
Social contribution – estimate	56	9	37	(10)

Income tax/social contribution - Law No, 8,200/91 – supplementary monetary restatement	-	-	38,319	40,307
Total	12,866	35,151	399,419	307,841

Current	350	22,635	347,358	252,284

Noncurrent	12,516	12,516	52,061	55,557

20. LOANS AND FINANCING

	Consolidated

	2003			2002

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Bank loans	149,453	881,252	1,030,705	13,451	-	13,451
Finame	6,848	20,228	27,076	4,168	14,508	18,676
Suppliers	-	-	-	1,686	-	1,686
Leasing	564	-	564	1,858	739	2,597

Total	156,865	901,480	1,058,345	21,163	15,247	36,410

Foreign currency
Bank loans	993,600	1,634,016	2,627,616	2,932,217	2,337,974	5,270,191
Notes	7,997	794,530	802,527	-	-	-
Suppliers	2,858	18,023	20,881	2,266	4,848	7,114
Leasing	24,213	13,206	37,419	38,033	39,546	77,579
Swap/Hedge	31,723	12,086	43,809	(427,197)	(72,162)	(499,359)

Total	1,060,391	2,471,861	3,532,252	2,545,319	2,310,206	4,855,525

Total of debt	1,217,256	3,373,341	4,590,597	2,566,482	2,325,453	4,891,935

The roll-over of debt, described in item (e) below, became effective in March 2003. It comprised part of the loans with banking institutions, maintaining the original characteristics of the rolled-over loans (terms, interest rates and currency) until their original maturities, and the new terms became valid from this date on. Consequently, the information disclosed regarding the average cost of debt, percentage breakdown per currency/original index and long-term debt repayment schedule, reflect the outstanding balances as of the balance sheet date, which will be adapted gradually to the rescheduled dates under the debt financing program as and when debt comes to the original maturities. The banking institutions were given the option of changing the currency at the dates of the original maturities of the loans.

The Company hedges its foreign currency debt through swap operations, as described in Note 26, aiming at mitigating risks of significant exchange rates variations between the Real and other foreign currencies, as demonstrated in the table below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	1,036,977	85.2	95.61% CDI
Unhedged debt	180,279	14.8	US$ + 6.43% p.a.

Short term	1,217,256	100.0

Hedged debt or in local currency	1,462,271	43.3	104.22% CDI
Unhedged debt	1,911,070	56.7	US$ + 8.44% p.a.

Long term	3,373,341	100.0

Hedged debt or in local currency	2,499,248	54.4
Unhedged debt	2,091,349	45.6

Total debt	4,590,597	100.0

a) Repayment Schedule

The long-term debt amortization schedule, as of December 31, 2003 and 2002, comprises the following yearly amounts:

	Consolidated

	2003	2002

2004	-	1,087,891
2005	1,637,255	544,333
2006	383,292	329,214
2007	275,900	203,689
2008	938,683	92,725
2009 through 2013	138,211	67,601

Total	3,373,341	2,325,453

b) Percentage breakdown of total debt by foreign currency/original index:

	Consolidated

	2003	2002

US Dollar	60.9%	54.0%
Japanese Yen	10.7%	39.8%
Euro	5.3%	5.5%
CDI	22.0%	-
TJLP	0.6%	0.3%
Real	0.5%	0.4%

Total	100.0%	100.0%

c) Notes

In the beginning of December 2003, the Company issued notes through its subsidiary Empresa Brasileira de Telecomunicações S.A. – Embratel, in the American and European financial markets, maturing 2008, at an interest rate of 11% per annum, in the amounts of US$200,000 and US$75,000. Funds raised were used to increase the average term of the Company's debt, by replacing short-term debt through the pre-payment process agreed upon in the debt roll-over program, and R$185,328 were paid in December 2003.

d) Financing of the construction of satellite

On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium agreed to Coface ("Compagnie Française d'Assurance pour le Commerce Extérieur"). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite C-1 was renegotiated due to the changes performed in the project, the price and the payments schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003.

This amendment, altering the former agreement, was signed with BNP Paribas (leading bank) and Societé Génerale, with amounts equivalent to 85% of the price of the satellite C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount of the operation is US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum. Income tax due on remittances of interest will be due by the creditors.

The current agreement foresees the following guarantee clauses:

d.1.) Starting July 1, 2005, the subsidiary Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, the subsidiary Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

d.2.) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case subsidiary Star One delays the payments contractually scheduled;

d.3.) In the event of unavailability of the guarantee in the above mentioned item “d.1”, there is the guarantee of the accounts receivable originated from the agreement signed between subsidiaries Embratel and Star One for the cession of spacial segment; and

d.4.) In the event of unavailability of guarantees “d.1” and “d.3”, as from July 1, 2006, the subsidiary Embratel is responsible for making deposits to the Debt Service Reserve Account, in the same terms of guarantees described in tem “d.1” above, limited to US$122,337;

d.5.) During the term of the agreement, the subsidiary Embratel pledges to hold not less than 51% of the total shares with right of vote of subsidiary Star One;

d.6.) The subsidiary Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”).

The first portion of this loan was released on September 30, 2003.

e) Roll-over of debt

On March 17, 2003, a program was completed for debt optimization, in the amount of US$861,416.

In April 2003, new debt optimization contracts were signed, in the amount of R$20,454, bringing the total amount of debt covered by such agreements to US$881,870, of which US$730,268 refer to loans which had their repayment dates postponed, some of them with principal to be paid in full and others with principal to be paid in installments. The agreements with principal to be paid in full will be paid as follows: 20% of them shall be paid upon maturity, according to the original agreements, of which a part, equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of US$76,523 given by the subsidiary Embratel or by one of its wholly-owned subsidiaries, 7 quarterly installments, corresponding to approximately 4.29% each of the outstanding balances, and 50% of the remainder 2 years after the original maturity date. As for the agreements with principal to be paid in installments , the amortizations scheduled by the original agreements to occur between the date of roll-over of debt and June 30, 2004 will no longer be made, and the unamortized debt of the period will be divided equally over the number of remaining installments provided for in the original agreements, which will be duly paid as scheduled.

Interest rates agreed were Libor plus 4% per annum for loans denominated in foreign currencies, and CDI plus 4% per annum for loans denominated in Brazilian reais.

f) Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in case of delays in payments. New guarantees established with the financial institutions that participate in the roll-over of debt program, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees, included part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of a subsidiary.

g) Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

h) Suppliers

The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

21. CONTINGENCIES AND COMMITMENTS

21.1. Provision for contingencies

In the normal course of business, the Company and its subsidiaries are party to legal proceedings and potential discussions, which were or may be raised by the competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself and/or the telecommunications market, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, the subsidiaries' Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies which have been evaluated as probable losses are recorded in the financial statements, as follows:

	Consolidated

	2003	2002

Commercial disputes with third parties (a)	25,155	17,268
Labor claims (b)	30,753	29,610
Fiscal contingencies (c)	10,221	-
Contingencies with Anatel (e)	1,120	-
Other judicial claims (f)	6,500	6,500

Total provision for contingencies	73,749	53,378

a) Commercial Disputes with Third Parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, where the subsidiary Embratel and another company were discussing credits and rights deriving from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which will result in payment of indemnity, the subsidiary Embratel accrued a provision in the amount of R$14,118 (R$17,268 on December 31, 2002) in its financial statements.

The subsidiary Vésper São Paulo S.A was notified of the decision during the course of the arbitration administered by the International Chamber of Commerce (ICC), Paris, where it and another company discussed credits and rights resulting from the contractual relationship existing between the parties. Since the arbitration decision ruled in favor of part of the claims of the other company, which will result in payment of an indemnity, the subsidiary Vésper São Paulo S.A accrued a provision in the amount of R$4,865 in its financial statements.

The subsidiaries Vésper São Paulo S.A and Vésper S.A. set up a provision for judicial disputes with third parties in the amounts of R$3,029 and R$3,143, respectively, on December 31, 2003. These amounts represent the estimate of the Company's Managements, based on the opinion of their legal counsels, of the probable losses relating to the various lawsuits filed by clients, service providers and lessors of real estate.

b) Labor Claims

The provision for loss on labor claims amounted to R$30,753 on December 31, 2003 (R$29,610 on December 31, 2002). Such amount represents Management's estimate, based on legal advice of probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on December 31, 2003, in the amount of, approximately, R$41,242 (R$27,697 on December 31, 2002) related to those claims for which the probability of loss was estimated as possible by legal counsel, thus no provision was recorded in the financial statements.

b.1)- INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels and maintained the assessment, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel's Legal Advisors, whic h have identified a series of mistakes in the calculations of the claims made by INSS and considered the probability of loss as possible, no provision was recorded relating to this assessment.

c) Tax Contingencies

c.1)- Withholding Income Tax on Remittances to ForeignTelecommunications Companies

The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments (remittances) to such foreign companies for such services.

However, the subsidiary Embratel has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991.

As a result, the subsidiary Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad.

Upon the aforementioned opinion of the Federal Revenue Agency (SRF), the subsidiary Embratel was assessed by the SRF in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998.

Accordingly, the subsidiary Embratel challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court regarding the non-incidence during this period likewise.

Regarding the administrative defense, in September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. During the first quarter of 2003, the subsidiary Embratel conservatively recognized the referred updated amount (R$39,462) as an expense in the income statement, not impairing the restitution of such amount in case of an awaited favorable judicial decision. In a sentence issued in December 2003, the Sixth Chamber of the Taxpayers' Council decided on the unanimously denial of the Federal Union's appeal.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro in January 2002, a sentence was issued which revoked the writ of mandamus. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The subsidiary Embratel challenged that first decision of the Judiciary, and a final decision is still pending.

In December 2002, the subsidiary Embratel was notified of a decision by SRF modifying the interpretation on this matter, indicating that withholding income tax is leviable on payments to foreign companies for outbound traffic as from the date of the assessment.

Based on the opinion of the subsidiary Embratel 's Management and Legal Counsel, which considers that the probability of loss is minimal, no loss provision has been accrued in the financial statements with respect to this dispute.

c.2) Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation.

In connection with this matter, in late March 1999, the SRF assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel filed an administrative defense against this assessment.

In October 2002, the first administrative level issued a decision which maintained the assessment. The subsidiary Embratel appealed to the Taxpayers' Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. The subsidiary Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The subsidiary Embratel filed suit to challenge this decision. On October 22, 2003 the Court decided on that appeal, but the entire report of the decision still remains unknown and unpublished. However, the Court’s understanding on the matter, which is contrary to that of the subsidiary Embratel’s, is not final, and may be modified by the same Court.

Based on the opinion of the subsidiary Embratel's Management and of Legal Counsel, which consider the probability of loss as possible, the amounts arising from the above mentioned assessments have not been accrued in the financial statements.

c.3) ICMS for Services Provided

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the subsidiary Embratel as partially or entirely exempt or non-taxable. Among the fines, those concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$539,000 as of December 31, 2003 (R$351,000 on December 31, 2002). As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One received two assessments by the ICMS (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband Internet services. The subsidiary Star One understands that there is no ICMS obligation on the referred services.

In August 2003, the subsidiary Star One was notified of the decision at the first instance which kept the above mentioned assessment related to the cession of spacial segment in its full extent. Therefore, the subsidiary Star One has timely appealed at the administrative level, and a decision is still pending.

Due to the interpretation of the subsidiary Star One’s Management and legal counsel regarding the assessments referred to above, which consider that the probability of loss is possible, no provision was recorded in the financial statements with respect to this dispute.

In the meantime, the subsidiary Star One is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4) PIS/Cofins Taxes

In August 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501,000, including fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the subsidiary Embratel. The subsidiary Embratel filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment. Therefore, the subsidiary Embratel appealed this decision to the Taxpayers' Council in August 2002.

The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. There were substantial mistakes in the calculations of the tax auditor. In July 2002, in a decision at the first administrative level, the subsidiary Embratel's understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220,000. Regarding the remaining amount of this claim – R$122,000 – an appeal was presented to a higher administrative level. In July 2003, a decision of the Second Chamber of the Taxpayers Council was issued, requiring the claim to be returned to the first administrative level, in order for a sole judge to deliberate on an investigation requested by the subsidiary Embratel.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the subsidiary Embratel's management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

c.5) CPMF on the conversion of notional foreign exchange nominal contracts

The subsidiary Vésper S.A filed an injunction for the non-applicability of the CPMF tax on the conversion of external credit into domestic investment through the signature of notional foreign-exchange contracts.

In January 2003, the decision was published dismissing the injunction, and an appeal was filed which still awaits judgment.

In accordance with the evaluation of the management of this subsidiary, which evaluated the probability of loss as probable, the value of this action, of R$4,988, was provided for in its financial statements.

c.6) Law No. 110/2001, which raised FGTS (Workers' Retirement Fund) rates by 0.5% and 10%.

The subsidiaries Vésper São Paulo S.A and Vésper S.A. filed for a ruling that the higher FGTS rates instituted by Law 110/2001 were not due.

For the action filed by the subsidiary Vésper S.A., a judgment partially in favor of the action was published in June 2003, and an appeal was filed which still awaits judgment. The amounts disputed are being deposited in court. The amount deposited through December 31, 2003 totals R$690.

The action filed by Vésper São Paulo S.A. still awaits judgment, and the amounts are being paid in court. The amount deposited through December 31, 2003 totals R$702.

Based on the assessment of the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., who consider loss on the case to be probable, the amounts involved were recorded in its financial statements.

c.7) IPTU (Urban Property Tax) – action seeking ruling that tax credit is not due, and that a tax notice is annulled.

The subsidiary Vésper São Paulo S.A. acquired real estate in Campinas, São Paulo state, thus becoming liable for payment of the IPTU, under the municipal legislation currently in force.

On November 9, 1998 the municipality of Campinas enacted Law No. 9,903, providing an exemption from IPTU in the cases foreseen in the legislation for a period of five (5) years, giving rise to an application by the subsidiary Vésper São Paulo S.A for authorization to use this tax benefit.

Due to the decision given by the competent agency to refuse this application, the subsidiary Vésper São Paulo S.A. was unable to enjoy that tax benefit, resulting in Vésper São Paulo S.A. filing for permission to deposit in court the amounts relating to the installments of IPTU since January 2000.

Since the management of the subsidiary Vésper São Paulo S.A considers that loss in this case is probable, the amounts corresponding to the penalties referred to were recorded in the financial statements. On December 31, 2003, the amount deposit in court was R$553.

c.8) Unconstitutionality of the legislation that instituted procedures increasing the cost of installation and passage of telecommunications equipment of the subsidiary Vésper S.A.

The subsidiary Vésper S.A. filed an action, and interim relief was granted in October 2003, ordering suspension of the effects of the legislative instrument in relation to a demand for pecuniary repayment and imposition of sanctions until a further decision.

Based on the evaluation by the Management of the subsidiary Vésper S.A., which believed loss to be probable, a provision of R$3,288 was recorded in the financial statements as of December 31, 2003.

d) Other Taxes

The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e) Contingencies Related to Anatel and the State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

The subsidiary Embratel filed suit contesting the validity of the fine and, on April 24, 2001, despite the favorable opinion from the prosecutor's office, the lower court decision was announced, ordering the subsidiary Embratel to pay the fine, but favoring the subsidiary Embratel’s request for lowering the amount from R$55,000 to R$50,000. The subsidiary Embratel appealed to the Court against this decision and obtained a preliminary judicial injunction which may guarantee the non-payment of the fine while discussing this matter at the second court level. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel have no suspensive effect.

Based on the same fact, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the subsidiary Embratel and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The subsidiary Embratel filed an appeal against this decision and received a favorable decision from the São Paulo State Court, thus withdrawing the requirement to pay the respective fine, being the plaintiff only authorized to appeal for reviews without suspensive effects.

Due to the non-accomplishment of quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) to the fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligations (“PADO”) against the subsidiaries Embratel, Vésper São Paulo S.A. and Vésper S.A.

Based on the non-accomplishment of one of the quality index for long distance calls services – error in bills rate – during the period from January to May 2000, the subsidiary Embratel was officially notified by Anatel to a fine related to condemnatory proceeding of approximately R$7.000.

The subsidiary Embratel filed judicial claim contesting the condemnatory proceeding validity. The lower court decided to maintain the fine payment. The subsidiary Embratel appealed to the superior court and obtained a preliminary decision to suspend the charge of the fine meanwhile the subject is discussed in the superior court.

Management of the subsidiary Embratel and its legal advisers on the question, evaluate as possible the probability of loss in the above case. No amounts corresponding to the said penalties were recorded in the financial statements.

Management of the subsidiaries Vésper São Paulo S.A and Vésper S.A and of their legal advisers on the question evaluate as probable the probability of loss in the above case, and consequently, the amounts corresponding to that said penalties were recorded in the financial statements, in the amounts of R$161 e R$959, respectively.

e.1) Portable Vésper

Following Resolution No. 271, of August 6, 2001, which approved the use of the Portable User Terminal to provide fixed telephone services through a wireless fixed access line, the subsidiaries Vésper São Paulo S.A and Vésper S.A. began to market Portable Vésper as an alternative to their tabletop ‘ETAs’ (Access Terminal Stations).

The providers of mobile telephone services deemed themselves to be harmed by this initiative, alleging that the subsidiaries Vésper São Paulo S.A. and Vésper S.A. were providing a mobile service without the due authorization of Anatel, and filed complaints against them.

Anatel then decided on an interim basis that the subsidiaries Vésper São Paulo S.A. and Vésper S.A. must cease the sale of the portable terminals, until the mobility that existed in the network could be restricted, and simultaneously installed a PADO enquiry. .

The subsidiaries Vésper São Paulo S.A. and Vésper S.A., at the request of Anatel, presented to Anatel and put into effect a model of restriction of mobility compatible with the technology used (WLL-CDMA).

This demand was complied with to accelerate the sale of the portable terminals, but does not constitute recognition by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. of any non-compliance with regulatory obligation. These subsidiaries presented a defense to the PADO, which still awaits a judgment by Anatel.

In relation to the same product, Portable Vésper, on July 19, 2002 mobile service providers filed an application for interim remedy, subsequently converted into an ordinary action, applying for the immediate suspension of sale of the product by the subsidiary Vésper S.A, and payment of indemnities for the losses caused by the unauthorized sale of the Portable Vésper. After an interim remedy was granted, ordering the suspension of the product, on August 6, 2002, the subsidiary Vésper S.A appealed against the decision alleging absolute lack of jurisdiction of the State Courts, in the light of the need for intervention by Anatel in the matter. This interlocutory appeal was granted, and the state judge remitted the proceedings to the Federal Courts.

The Federal Court received the case records on January 9, 2003, and the judge included Anatel in the action as a necessary joint defendant. The mobile service providers appealed against this decision, and this appeal is awaiting judgment. Since then the necessary steps for serving process on Anatel have been completed.

The appeals filed by the mobile service operators against the remittance of the case records to the Federal Courts (special and extraordinary appeal) do not suspend the services and were not accepted by the State courts of Rio de Janeiro. Appeals have been filed to the Superior Appeal Court and the Federal Supreme Court, both of which are awaiting distribution.

Due to the belief of the Management of the subsidiary Vésper S.A. and of its legal advisers on this matter, which evaluate the probability of loss in this case as possible, the amounts corresponding to the claims made by the plaintiffs have not been recorded in the financial statements.

f) Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims whose object is its condemnation for payment of indemnities for alleged unsettled contractual charges.

Considering the advanced status of the lawsuits and the arguments presented by legal counsel, the subsidiary Embratel evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

The subsidiary Embratel is also a defendant in two judicial claims seeking to charge and condemn it to pay amounts arising from interconnection agreements with two local operators, which totaled the historical amount of approximately R$520,200. In October 2002, approximately R$47,314 of this amount were deposited in court. The total amount of R$520,200 is related to the disputed amounts charged by one of the local telecommunication companies, between the months of May 2000 to August 2002 and, by another telecommunications company, between the months of August 2001 to July 2002.

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, referred to period between August 2001 to July 2002, the first legal court issued a decision in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by the subsidiary Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, referring to the period between May 2000 to August 2002, a decision was handed down in August 2003 extinguishing the lawsuit. The local operator appealed against the decision as also the subsidiary Embratel is requesting to recover the amount deposited in court of R$47.314, which is still under judgment by the superior court.

In addition to the above mentioned lawsuits to charge disputed amounts, each of the local operators filed new lawsuits in order to prevent the subsidiary Embratel to challenge amounts considered until the receivables fall due for payment. The lawsuit filed in Brasília was extinguished without hearing the merits of the case and the appeal presented by the local operator still remains without judgment.

In another lawsuit filed in Rio de Janeiro, a decision was handed down in February 2004 judging the claim of the local operator as totally unfounded. This decision was object of appeal from both parties. The subsidiary Embratel presented petition to recover the amounts it deposited during the period of the lawsuit. The subsidiary Embratel has already deposited the total amount of R$146,580 related to the charges from August 2002 to November 2003. In January 2004, the subsidiary Embratel deposited R$18,522 referred to charges in December 2003.

Considering the terms of the agreements and legal arguments that support the subsidiary Embratel’s position, as well as the counter-claims that the subsidiary Embratel has against these companies, and also considering the initial phase of both claims, the subsidiary Embratel and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

In April 2002, the subsidiary Embratel filed a lawsuit in order to cancel the contract of permission for remunerated use signed with Concessionária de Rodovias Integradas S/A – RODONORTE. Upon judgment of the aforementioned lawsuit, the subsidiary Embratel started depositing the amount of the agreed installments. The subsidiary Embratel and its Legal Counsel evaluate the probability of loss in this claim as possible.

21.2. Commitment

Since late 2000, the subsidiary Embratel has had a “Plan for Retention of Executives and Strategic Persons”, aiming at retaining the services of the President, Vice-Presidents, Officers and other Managers who retain specialized knowledge. In accordance with the plan’s guidelines, revised in 2003, the subsidiary Embratel has signed fixed-term contracts with each individual participant, assuring the aforementioned executives a set of benefits, similar to those of executives of this level, valid until the end of the contracts. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of the subsidiary Embratel. As of December 31, 2003, the subsidiary Embratel had not yet incurred in any expense object of provision.

22. ACTUARIAL LIABILITIES - TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

The subsidiary Embratel sponsors two benefit plans in the forms of a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the old plan (the defined benefits plan) for the years of 2003 and 2002, is 19.8% of the participation salary of the active participants in this plan (12 participants on December 31, 2003).

Subsequent to the privatization, the subsidiary Embratel created a defined contribution plan, through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pension’s regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2003, the outstanding balance payable to Telos amounts to R$154,429 (R$189,098 on December 31, 2002).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned previdenciary pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On December 31, 2003, that liability amounted to R$238,816 (R$213,857 as of December 31, 2002).

Reconciliation of assets and liabilities to be recognized in financial statements as of December 31, 2003:

	Defined benefit plan (DBP)		Defined contribution plan (2) (DCP)		Medical health care plan (MHCP)

Actuarial liabilities – present value	(1,006,720)		(1,184,807)		(293,582)
Fair value of the plan assets	1,010,540		1,090,485		61,864

Present value of assets in excess of liabilities
and liabilities in excess of assets	3,820		(94,322)		(231,718)
Actuarial (gains) or losses unrecognized	65,345		(1,643)	(2)	(7,098)
Actuarial assets unrecognized by
subsidiary Embratel	(69,165)	(1)	(58,464)	(3)	-

Net actuarial liabilities	-		(154,429)		(238,816)

(1) Actuarial assets are not recognized for the following reasons: (a) there is no forecast for reduction of future contributions; and (b) there are no assurances that this surplus will be maintained over the coming years.

(2) Refers substantially to gains obtained by non payment of interest and fines on income tax related to the period from January 1, 1997 through August 31, 2001, as provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), issued on January 25, 2002, and Provisional Measure No. 2,222, issued on September 4, 2001. The aforementioned gains are being deferred, in conformity with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3) Unrecognized actuarial assets by the agreement signed on September 1, 1999 (statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency). According to the statement, the subsidiary Embratel is committed to pay the amount stipulated in up to 20 years. The statement does not foresee the revision of the liability in an eventual future actuarial insufficiency.

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2001	419,849
Charges and interests on actuarial liabilities	58,548
Payments made in the period (defined contribution plan)	(75,442)

Actuarial liabilities as of December 31, 2002	402,955

Charges and interests on actuarial liabilities	33,924
Actuarial adjustment– CVM Resolution No. 371	24,959
Debt surplus– January to April 2003 – Voluntary Dismissal Program	15,413
Payments made in the period (defined contribution plan)	(84,006)

Actuarial liabilities as of December 31, 2003	393,245

Current	64,442

Noncurrent	328,803

Main actuarial assumptions used at balance sheet date:

a) Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns for plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit	Inflation + 0.0% p.a. = 5.0% p.a.(DBP and MHCP)
	growth and plan benefit	Inflation + 2.0% p.a. = 7,1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98 (1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1) The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation, considering the periodicity and indexes used to recover losses due to inflation.

b) Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer table of entry into disability
(iv)	Turnover	Not used (DBP and MHCP)

23. SHAREHOLDERS' EQUITY

a) Capital Stock

The authorized capital on December 31, 2003 and 2002 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of 2003 and 2002. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of December 31, 2003 (333,419,064 thousand shares) and December 31, 2002 (332,629,361 thousand shares), amounts to R$14.62 and R$14.19, respectively, per batches of one thousand shares, expressed in reais.

b) Income Reserves

Legal Reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

Unrealized Earnings Reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiary Embratel, as well as to complement minimum dividends due to preferred shareholders.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01, in excess of realized net earnings for the year. Therefore, the amounts of the reserve constituted as from the issuance of Law No. 10,303/01 represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

c) Treasury Shares

As of December 31, 2003, the Company held 979,964 thousand of its own preferred shares in treasury (1,769,667 thousand preferred shares as of December 31, 2002), after the sale, during 2003, of 1,220,853 thousand and repurchase of 431,150 thousand of these shares.

The market value per batch of 1,000 preferred shares at the end of 2003, expressed in reais, was R$9.77.

d) Dividends and Interest on Capital

According to the Company's by-laws, dividends must be at least 25% of the adjusted net income in accordance with the corporate law.

Net income for the year	224,293
Constitution of legal reserve	(11,215)
Realization of unrealized earnings reserve	131,472

Adjusted net income – basis for calculation of dividends	344,550
Minimum percentage of statutory dividends	25%
Minimum dividends	86,137

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is the higher (according to Company’s by-law alteration on December 30, 2002), and to have priority over the common shares in the event of liquidation of the Company.

In 2003, dividends payable to holders of preferred shares were accrued, as shown below:

Subscribed capital stock	2,273,913
Minimum percentage of statutory dividends	6%
136,435

Total number of shares	334,399,027,592

Total number of preferred shares	210,029,997,060

Single value per thousand shares	0.41

Dividends	86,137

In 2003, the Company recorded dividends receivable from the subsidiary Embratel in the amount of R$85,754.

The subsidiary Embratel recorded, as of December 31, 2003, dividends receivable in the amount of R$72,639 (as of December 31, 2002, interest on capital in the amount of R$29,982 and dividends in the amount of R$27,070), proposed by its subsidiary Star One. Consequently, the outstanding balance of retained earnings of subsidiary Star One was fully allocated to its shareholders.

During 2003, the subsidiary Embratel received from subsidiary Star One interest on capital in the amount of R$66,223 (R$56,290 net of withholding income tax).

e) Allocation of Adjusted Net Income

In order to provide for permanent investment plans, duly documented Management approved budgets, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986, the Company set up a Reserve for Investments with the adjusted net income remaining from 2003, of R$258,413. The outstanding balance of retained earnings, in the amount of R$569,753, is also being transferred to this Reserve, and have the same purpose as through the year ended December 31, 2002. The proposal by the Company’s Management will be deliberated in the General Shareholders Meeting.

Breakdown of adjusted net income:

Net income for the year	224,293
Constitution of legal reserve	(11,215)
Realization of unrealized earnings reserve	131,472

Adjusted net income– basis for calculation of dividends	344,550
Dividends – 25%	(86,137)
Adjusted net income – after dividends	258,413

f) Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on the stock option plan, within the limits of its authority.

The contracts issued in 2003 and 2002 grant directors and employees the option of acquiring preferred shares at market value on the grant date. The options must be exercised within 10 years of the grant date.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-
Open options as of December 31, 1999	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)
Open options as of December 31, 2000	3,553,432

Options offered in 2001	3,106,904
Options sold in 2001	(13,333)
Options cancelled in 2001	(382,292)
Open options as of December 31, 2001	6,264,711

Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)
Open options as of December 31, 2002	7,884,429

Options offered in 2003	2,806,500
Options sold in 2003	(1,220,853)
Options cancelled in 2003	(738,996)
Open options as of December 31, 2003	8,731,080

Weighted average exercise price of the purchase options
on December 31, 2003 (per thousand shares, expressed in reais)	5.95

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended December 31, 2003 would have amounted to R$204,172.

g) Reconciliation of Net Income (Loss) of the Company to those of the Consolidated Financial Statements

	2003	2002
Company	224,293	(626,345)
Recognition of the effects of other subsidiaries
in the subsidiary Embratel	-	3
Recognition by equity method on the Company of transactions
directly recorded to the subsidiaries shareholders’ equity	(659)	-
Consolidated	223,634	(626,342)

24. TRANSACTIONS WITH RELATED PARTIES

After the privatization, the major transactions with related parties started being carried out with the Holding Company MCI, under normal market conditions for these types of operations. Balances receivable and payable as of December 31, 2003 and 2002, resulting from such transactions, are as follows:

	Company		Consolidated

ASSETS	2003	2002	2003	2002

Current
Foreign telecommunications operators
(telephony traffic)-	-	-	64,390	86,379
MCI
Other	-	-	927	-
Dividends receivable - Embratel	85,754	-	-	-

LIABILITIES
Current-
Foreign telecommunications operators
(telephony traffic)-
MCI	-	-	42,519	66,050
Proceda	-	-	158	167
Other	-	-	2,553	1,980
Accounts payable - Embratel	6,703	-	-	-
Management fee MCI	-	-	6,851	92,871
Other accounts payable MCI	-	-	5,143	3,800

INCOME STATEMENTS

Net operating revenues-
International traffic MCI	-	-	132,782	128,760
International traffic other	-	-	971	-

Cost of services-
International traffic MCI	-	-	(68,953)	(85,623)
Proceda	-	-	(9,961)	(14,505)
Other	-	-	(823)	(4,044)

General and administrative expenses-
Management fee MCI	-	-	(14,024)	(36,232)
Consulting fee MCI	-	-	(297)	-

Financial expenses-
MCI Management fee exchange variation	-	-	(1,100)	(18,395)

Under the terms of the concession contract with Anatel and as approved by the Extraordinary Shareholders’ Meeting on November 18, 1998, in the periods ended December 31, 2003 and 2002, the amounts of R$14,024 and R$36,232, respectively, were charged to General and Administrative Expenses for consulting services rendered by MCI International, Inc.

On August 7, 2002, the subsidiaries Star One (Lender) and Embratel (Borrower) signed a Loan Agreement between each other. Accordingly, in February 2003, the subsidiary Embratel received R$150,000 from subsidiary Star One, and repaid R$30,000 in the second half of 2003, being that amount offset by dividends and/or interest on capital payable by Star One out of its 2002 results.

Also according to the agreement, the outstanding balance would be repaid in 3 quarterly installments at the following dates: the first on September 29, 2003, the second on December 29, 2003, and the third would be compensated by dividends and/or interest on capital receivable from subsidiary Star One on its 2003 results.

On September 16, 2003, an amendment to the loan agreement was signed, establishing, in accordance with the disbursement date (February 2003), that the outstanding balance shall be repaid in 3 quarterly installments at the following dates: the first on February 20, 2004, the second on May 20, 2004, and the third on August 20, 2004.

The interest rate to be applied to the outstanding balance at any time shall be equal to 100% of the CDI rate applicable to the corresponding period.

This loan agreement is guaranteed by promissory notes issued by the subsidiary Embratel.

25. INSURANCE

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

a) Subsidiary Embratel

On December 31, 2003, the subsidiary Embratel had insurance contracts, classified as operational risks, with a total amount of risks equivalent to R$11,990,741 and the maximum indemnity limited to R$970,194, covering its equipment and that of third-parties located in the subsidiary's premises, as well as business interruption. Assets and liabilities of material amounts and risks are covered by insurance in accordance with the concession contracts.

b) Subsidiary Star One

All Earth Station Equipment is insured at its approximate replacement value. As from July 1, 2003, the insurance of the B1, B2 and B3 satellites in orbit were renewed until June 30, 2004. As regards the insurance of the B4 satellite in orbit, the insurance policy term ends August 16, 2005. The undernoted tabulation shows the average amounts insured for the duration of the policy and the residual value of the satellites (in local currency equivalent to U.S. dollar amount insured as of December 31, 2003):

Satellite	Average amount insured (*)	Net book value

B1	45,381	-
B2	64,290	-
B3	192,869	25,190
B4	322,276	111,325

(*) December 31, 2003 = US$1.00 = R$2.8892

c) Subsidiaries Vésper São Paulo S.A. e Vésper S.A (amounts expressed in local currency equivalent to the amounts insured in US dollars, as of December 31, 2003)

On December 31, 2003, these subsidiaries had insurance contracts covering Civil Responsibility and Operational Risks, as well as business interruption, in the total amount in risk of R$1,384,492 and R$5,778, respectively. The maximum indemnity limit as to the Operational Risk insurance policy is equivalent to R$157,282.

26. FINANCIAL INSTRUMENTS

a) Miscellaneous

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of a hedge policy, based on measuring the Company’s financial risk using the VaR (Value at Risk) factor.

b) Management of Risks

The daily market risk estimate is made through the use of statistical instruments, like the parametric Value at Risk (VaR), which makes possible to consolidate interest and exchange rate risks in a common and integrated measure applicable to all financing operations. Besides the VaR calculation, the Company uses the Stress-Test methodology, through which it is possible to estimate the loss in an extreme situation in the country’s macroeconomic scenario.

In this sense, a system has been developed which applies this methodology, named EBTaR (Embratel at Risk). Through this system, the Company also validates the VaR obtained, performing the Back Test using a historical one-year series.

c) Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, at the years ended in 2003 and 2002, totaled R$1,270,576 and R$1,492,801, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Financial Income (Expense).

d) Criteria, Assumptions and Limitations in Market Value Calculations

- Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The balances per books approximate market value because of the high turnover of these instruments.

- Loans and Financing and Swap (Hedge)

The market value is calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

- Limitations

The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

	Consolidated

	2003		2002

	Book value	Market value	Book value	Market value

Loans and financing	4,546,788	4,897,623	5,391,294	4,547,315
Swap/Hedge	43,809	46,616	(499,359)	(323,535)

Liabilities	4,590,597	4,944,239	4,891,935	4,223,780

27. DIRECTORS' FEES

During the years 2003 and 2002, directors' fees in the amount of R$48 for each period (consolidated - R$25,869 in 2003 and R$10,894 in 2002), were classified under the heading of Operating Expenses.

28. COMMITMENTS WITH ANATEL (UNAUDITED)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of the subsidiary Embratel.

Indicator	Situation on December 31, 2003	Goal for 2004

Rates of international long distance calls completed in each peak period of fixed telephone switching services (goal in 2003: 65%)

Morning	68.7%	70.0%
Afternoon	69.4%	70.0%
Night	67.8%	70.0%
Rates of domestic long distance calls completed in each peak period of fixed telephone switching services (goal in 2003: 65%)
Morning	68.1%	70.0%
Afternoon	69.3%	70.0%
Night	65.4%	70.0%
Rates of calls completed with operator assistance in up to ten seconds in each peak period of fixed telephone switching services (goal in 2003: 93%)
Morning	97.3%	94.0%
Afternoon	96.3%	94.0%
Night	96.1%	94.0%
Requests for repair of public telephone sets out of every 100 telephones in operation (goal in 2003:12)	11.7	10
Number of invoices with error complaints out of every thousand invoices	0.06	2
Number of public telephones in operation	1,382	(1)

Notes:

(1) There is no fixed goal for this indicator in the regulations.

Situation in December 2003: in October 2003 Anatel replaced the SGCC system with the SACI system, causing a discontinuity of the historical series. The data presented on call rates refers to the monthly average of the first three quarters of 2003.

All data presented above may be found on Anatel’s website.

The recording of local service data begun in July 2003, and, as stated above, the discontinuity of the historical series has impaired any evaluation based on this data.

29. VOLUNTARY DISMISSAL PROGRAM

The subsidiary Embratel completed, in the first half of January 2003, a Temporary Dismissal Program, which granted financial assistance and social incentives.

The Program, initiated in December 2002, was destined to employees who were already retired through the INSS and those who were entitled to retire, proportional or fully, through the INSS or Telos.

In order to implement this Program, the subsidiary Embratel set up a provision, in December 2002, in the approximate amount of R$20,000.

30. SUBSEQUENT EVENT

a) Acquisition of CT Torres Ltda.

On March 2, 2004, subsidiary Embratel acquired for US$45 million, from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc., the company CT Torres Ltda., whose fixed assets are comprised of 622 communication towers. This equipment was owned by Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when it was transferred to CT Torres, which was eventually sold to CT Leasing Ltd.

The purpose of this acquisition is to allow the subsidiary Embratel to enjoy a higher return on investment than it would have obtained had the subsidiaries Vésper São Paulo S.A. and Vésper S.A. rented these towers from a third party.

The subsidiary Embratel will have more flexibility in the use of these towers, as well as being able to take advantage of current and future revenues eventually arising from rental of tower capacity to other companies, such as cellular companies. With the acquisition of the towers from CT Leasing Ltd., the subsidiaries Vésper São Paulo S.A. and Vésper S.A. will rent capacity at the subsidiary Embratel’s towers.

Negotiations for this transaction started after the acquisition of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., and at the time of the original transaction had not been expected to occur.

b) Disposal of controlling shareholding

On March 15, 2004, MCI, holder of 51.79% of the common shares (19.26% of the capital stock) issued by the Company, informed that it entered into an agreement to dispose of its ownership interest in the Company to Teléfonos de Mexico S.A. (“Telmex”) for the amount of US$360,000. MCI also informed that the conclusion of the sales operation is subjected to the approval of the US Bankruptcy Court and the competent authorities and regulatory agencies in Brazil. The sale has been approved by the Board of Directors of MCI with the leave of its Official Creditors Committee.

31. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The financial statements have been translated into English for the convenience of readers outside Brazil and are presented on the basis of accounting practices generally adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.